

02005832

UNITED STATES
[SECURITIES AN]D EXCHANGE COMMISSION
[W]ASHINGTON, D. C. 20549

| OMB Approval | |
|---|---|
| OMB Number | 3235-0123 |
| Expires: | September 30, 1998 |
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# Annual Audited Report
## Form X-17A-5
## Part III

| SEC FILE NUMBER |
|---|
| 8-51437 |

RECEIVED FEB 28 2002

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

**REPORT FOR THE PERIOD BEGINNING** January 1, 2001 **AND ENDING** December 31, 2001

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**

vFinance Capital, LC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS:** (Do not use P. O. Box No.)

3010 N Military Trail Suite 300
(No. and Street)

Boca Raton | Florida | 33431
(City) | (State) | (Zip Code)

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

Robert F. Williamson | (561) 981-1020
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report***

Ernst & Young LLP
**(Name –*if individual, state last, first, middle name*)**

600 Peachtree Street, Suite 2800 | Atlanta | Georgia | 30308-2215
(Address) | (City) | (State) | (Zip Code)

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ___ Public Accountant
- ___ Accountant not resident in United States or any of its possessions.

| For Official Use Only |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a Statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a -5(e)(2).*

# OATH OR AFFIRMATION

I, Robert F. Williamson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of vFinance Capital, LLC, as of December 31, 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Florida
County of Palm Beach

Signature

Vice-President Finance and CFO

Title

Notary Public

OFFICIAL NOTARY SEAL
KATHLEEN C MCCARTHY
COMMISSION NUMBER
CC871549
MY COMMISSION EXPIRES
OCT. 11, 2003
NOTARY PUBLIC STATE OF FLORIDA

This report** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
x (c) Statement of Income (Loss).
x (d) Statement of Cash Flows.
x (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Footnote disclosure).
x (g) Computation of Net capital.
__(h) Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3.
__(i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
__(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) An Oath or Affirmation.
__(m) A copy of the SIPC Supplemental Report.
__(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
x (o) Report of Independent Auditors on Internal Control.

** *For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

# vFinance Capital, L.C.

(formerly Union Atlantic Capital, L.C. )

(a wholly owned subsidiary of vFinance, Inc.)

*Year ended December 31, 2001*

*with Reports of Independent Auditors*

# vFinance Capital, L.C.
# (formerly Union Atlantic Capital, L.C. )
# (a wholly owned subsidiary of vFinance, Inc.)

## Audited Financial Statements and Supplemental Information

Year ended December 31, 2001

## Contents



**Ernst & Young LLP**
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

# Report of Independent Auditors

The Member
vFinance Capital, L.C.

We have audited the accompanying statement of financial condition of vFinance Capital, L.C. (formerly Union Atlantic Capital, L.C.) (a wholly owned subsidiary of vFinance, Inc.) (the "Company") as of December 31, 2001, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17c-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vFinance Capital, L.C. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 21, 2002

0112-0251719

vFinance Capital, L.C.
(formerly Union Atlantic Capital, L.C. )
(a wholly owned subsidiary of vFinance, Inc.)

# Statement of Financial Condition

December 31, 2001

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | **$ 71,502** |
| Accounts receivable (net of allowance of $39,362) | **46,093** |
| Marketable securities | **83,861** |
| Prepaid expenses | **3,765** |
| Total assets | **$205,221** |
| | |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Accrued payroll | **$ 28,811** |
| Total liabilities | **28,811** |
| | |
| Member's equity | **176,410** |
| Total liabilities and member's equity | **$205,221** |

*See accompanying notes.*

vFinance Capital, L.C.
(formerly Union Atlantic Capital, L.C. )
(a wholly owned subsidiary of vFinance, Inc.)

## Statement of Operations

Year ended December 31, 2001

| | |
|---|---|
| **Revenues:** | |
| Fee income | **$1,554,351** |
| Consulting fees | **213,750** |
| Net realized and unrealized loss on trading securities | **(713,137)** |
| Interest income | **6,527** |
| Total revenues | **1,061,491** |
| **Expenses:** | |
| Compensation | **478,256** |
| General and administrative | **115,503** |
| Management fee to Union Atlantic, LC | **467,732** |
| Total expenses | **1,061,491** |
| Net income | **$ –** |

*See accompanying notes.*

vFinance Capital, L.C.
(formerly Union Atlantic Capital, L.C. )
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Changes in Member's Equity

| | **Contributed Capital** | **Retained Earnings** | **Total Member's Equity** |
|---|---|---|---|
| Balance at January 1, 2001 | $353,551 | $1,572 | $ 355,123 |
| Capital contributions | **45,000** | – | **45,000** |
| Non cash return of capital | **(223,713)** | – | **(223,713)** |
| Balance at December 31, 2001 | **$174,838** | **$1,572** | **$ 176,410** |

*See accompanying notes.*

vFinance Capital, L.C.
(formerly Union Atlantic Capital, L.C. )
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Cash Flows

Year ended December 31, 2001

| | |
|---|---|
| **Operating activities** | |
| Net income | **$ –** |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Non cash fees received | **(1,087,561)** |
| Non cash return of capital | **223,713** |
| Provision for doubtful accounts | **39,362** |
| Unrealized gain on stock purchase warrants | **(48,100)** |
| Unrealized loss on trading securities | **829,239** |
| Unrealized gain on trading securities | **(135,775)** |
| Loss on sale of trading securities | **75,102** |
| Proceeds from sale of trading securities | **162,241** |
| Gain on sale of trading securities | **(7,329)** |
| Changes in operating assets and liabilities: | |
| Accounts receivable | **(85,488)** |
| Prepaid expenses | **(3,765)** |
| Due from Parent | **157,287** |
| Accrued expenses | **(292,069)** |
| Net cash used in operating activities | **(173,143)** |
| **Financing activities** | |
| Capital contributions from Parent | **45,000** |
| Net cash provided by financing activities | **45,000** |
| Decrease in cash and cash equivalents | **(128,143)** |
| Cash and cash equivalents at beginning of year | **199,645** |
| Cash and cash equivalents at end of year | **$ 71,502** |

See accompanying notes.

vFinance Capital, L.C.
(formerly Union Atlantic Capital, L.C. )
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements

December 31, 2001

## 1. Significant Accounting Policies and Other Matters

### Description of Business

vFinance Capital, L.C. (the "Company") (formerly Union Atlantic Capital, L.C.) is a wholly owned subsidiary of vFinance, Inc. (the "Parent") and was organized as a limited liability company on October 5, 1998 under the laws of the State of Florida. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Security Dealers, Inc. (NASD).

The Company is engaged in the placement of debt and equity securities with institutional investors in connection with financing related to predominately small and middle-market businesses located in the United States.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

### Cash and Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

### Marketable Securities

Marketable securities are classified as trading and are held for resale in anticipation of short-term market movements. Marketable securities are stated at fair value. Realized gains or losses are recorded in the statement of operations when the security is sold. Unrealized gain or losses are recognized in the statement of operations based on changes in the fair value of the security as quoted on national stock exchanges.

**1. Significant Accounting Policies and Other Matters (continued)**

**Revenue Recognition**

The Company periodically receives equity instruments, marketable securities and stock purchase warrants from companies as part of its compensation for investment banking services. Primarily all of the equity instruments are received from small public companies. Such stock purchase warrants are considered derivatives. The Company adopted Financial Accounting Standards Board Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") on January 1, 2000. The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.

The Company recognizes revenue for such equity instruments based on the fair value of the stock and for stock purchase warrants based on the Black-Scholes valuation model. The Company recognizes unrealized gains or losses in the statement of operations based on changes in the value of the equity instruments and stock purchase warrants. Realized gains or losses are recognized in the statement of operations when the related investments are exercised and sold. For the year ended December 31, 2001, the Company recognized $1,087,561 in revenue in connection with the receipt of such investments. For the year ended December 31, 2001, the Company recognized $67,773 in net realized losses in connection with the sale of marketable securities.

Unrealized losses for the year ended December 31, 2001 aggregated $645,364, net of unrealized gains of $183,875. Such unrealized gains include $48,100 related to stock purchase warrants.

Occasionally, the Company receives securities in private companies with no readily available market value. Equity interests and warrants for which there is not a public market are valued based on factors such as significant equity financing by sophisticated, unrelated new investors, history of positive cash flow from operations, the market value of comparable publicly traded companies (discounted for illiquidity) and other pertinent factors. Management also considers recent offers to purchase a portfolio company's securities and the filings of registration statements in connection with a portfolio company's initial public offering when valuing equity interests and warrants.

## 1. Significant Accounting Policies and Other Matters (continued)

### Revenue Recognition (continued)

Prior to October 25, 2001, the Company's policy was to periodically distribute equity instruments or proceeds from the sale of equity instruments to its employees. Accordingly, unrealized gains or losses recorded in the statement of operations related to securities held by the Company at each period end which ultimately will be distributed to the Company's employees also impact compensation expense and accrued compensation. At December 31, 2001, $28,811 of accrued payroll is owed to former employees of the Company in connection with equity investments held by the Company that have not yet been distributed.

As of December 31, 2001, certain transactions in process may result in the Company receiving equity instruments or stock purchase warrants in subsequent periods as discussed above. In such event, the Company will recognize revenue related to the receipt of such equity instruments consistent with the aforementioned policies. In addition, the Company would also record compensation expense at fair value related to the distribution of some or all of such equity instruments to employees or independent contractors involved with the related transaction.

The Company earns revenue from retainers and success fees. Retainers are deferred when received and recognized when services are rendered, generally on a straight-line basis over the life of an agreement. Success fees are agreed upon amounts based on the percentage of the total value of a transaction and are contingent on the successful completion of a specified transaction. These fees are recognized at the completion of the transaction, per the terms of the contracts.

The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

**1. Significant Accounting Policies and Other Matters (continued)**

**Fair value of financial instruments**

The fair values of the Company's financial instruments, which includes cash and cash equivalents, marketable securities and accrued expenses approximate their carrying values.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions.

**2. Income Taxes**

The Company is a limited liability company and is classified as a partnership for income tax purposes. As such, no income tax provision has been provided for in the accompanying statement of operations and the Parent (the sole member) includes the Company's income or loss in its income for income tax purposes.

**3. Related Party Transactions**

On March 1, 2000, the Company entered into a Management Agreement with Union Atlantic, L.C. (a wholly owned subsidiary of vFinance, Inc.) (the "Manager"), whereby the Manager pays all expenses associated with the operations of the Company, including, without limitation, rent, utilities, registration and licensing fees, professional fees, surety bond fees, travel and distribution expenses. Management anticipates the renewal of this Agreement on an annual basis. Monthly, the Company pays a fee to the Manager equal to the Company's net operating income for the prior month. The fee is accrued, but not paid unless the Company has sufficient cash to pay the fee. At December 31, 2001, there were no unpaid management fees due to the Manager.

The Board of Directors of the Parent and the Company agreed to forgive an intercompany receivable aggregating $223,713 at December 31, 2001. The forgiveness of the amount due from the Parent was accounted for as a return of capital which was approved by both Boards of Directors. Such transaction is a non cash item for cash flow statement purposes.

**4. Liabilities Subordinated to the Claims of General Creditors**

At December 31, 2001 and during the year then ended the Company had no liabilities subordinated to the claims of general creditors.

**5. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $41,469, which was $36,469 in excess of its required net capital of $5,000. The Company's net capital ratio was to .69 to 1 at December 31, 2001.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as it does not carry security accounts or customers or perform custodial functions related to customer securities.

# vFinance Capital, L.C.
## (formerly Union Atlantic Capital, L.C.)
## (a wholly owned subsidiary of vFinance, Inc.)
## Schedule I

## Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

| | |
|---|---|
| **Member's equity** | $176,410 |
| **Non-allowable assets** | |
| Accounts receivable | 46,093 |
| Prepaid expenses | 3,765 |
| Total non-allowable assets | 49,858 |
| **Net capital before haircuts** | 126,552 |
| Haircuts | 85,083 |
| **Net capital** | $ 41,469 |
| **Aggregate indebtedness (AI)** | |
| Total liabilities | $ 28,811 |
| Total aggregate indebtedness | $ 28,811 |
| Minimum net capital requirement, $6\,^2/_3$ % of AI | $ 1,921 |
| Minimum dollar net capital requirement | $ 5,000 |
| Excess net capital | $ 36,469 |
| Ratio of aggregate indebtedness to net capital | .69 to 1 |

vFinance Capital, L.C.
(formerly Union Atlantic Capital, L.C.)
(a wholly owned subsidiary of vFinance, Inc.)
Schedule II

Statement Regarding SEC Rule 15c3-3

December 31, 2001

**Exemptive Provisions**

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

vFinance Capital, L.C.
(formerly Union Atlantic Capital, L.C.)
(a wholly owned subsidiary of vFinance, Inc.)
Schedule III

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

There were no material differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5, Part IIA filing as of December 31, 2001.

Ernst & Young

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

# Report on Internal Control Required by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

## Report of Independent Auditors

The Member
vFinance Capital, L.C.

In planning and performing our audit of the financial statements of vFinance Capital, L.C. (formerly Union Atlantic Capital L.C.) (a wholly owned subsidiary of vFinance, Inc.) (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of

the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 21, 2002